FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Declaration of Acquisition of Material Share Interest dated November 10, 2008, regarding the acquisition of class A common shares by affiliates of Gávea Investimentos Ltda.
2.	Notice to the market dated November 10, 2008 from Cosan S.A. Indústria e Comércio, a subsidiary of Cosan Limited.

Item 1

Cosan Limited - Declaration of
Aquisition of a Material Share Interest

São Paulo, November 10, 2008 – Pursuant to Article 12 of CVM Instruction 358 of January 3, 2002, as amended, Cosan S.A. Indústria e Comércio informs that it received correspondence from Gávea Investimentos Ltda notifying the following:

Gávea Investimentos Ltda, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 05.699.581/0001-15, Gávea Gestão de Investimentos Ltda, CNPJ/MF no. 05.634.054/0001-22, and GIF Gestão de Investimentos e Participações Ltda, CNPJ/MF no. 08.052.758/0001-85, with head offices in the city and state of Rio de Janeiro, located at Rua Dias Ferreira, 190 - 7° Andar SI.: 701, as managers of the funds listed below, pursuant to article 12 of CVM Instruction 358/02, hereby announce that they hold a 14.57% stake in the total common stock of Cosan Limited, CNPJ/MF no. 08.887.330/0001-52 (“Company”), issuer of Brazilian Depositary Receipts (“BDR’s”), as follows:

Number of Shares
Fund	Fund’s CNPJ	Manager*	Assets	10/20/2008	10/27/2008

GAVEA BRASIL MASTER FUNDLTO - (Fundo Offshore)	-	1	CZZ	50,801	50,801
GAVEAMASTER FUNDLTO - (Fundo Offshore)	-	1	CZZ	137,800	137.8
GAVEA INVESTMENT MASTER FUND LTO - (Fundo ortshore)	-	2	CZZ	891,100	892,100
GIFIILTO - (Fundo Offshore)	-	2	CZZ	4,186,152	4,186,153
GIF VENUS LTO - (Fundo Offshore)	-	2	CZZ	12,666,666	31,666,667
GAVEA CAPITAL HOLDINGS LLC(Investidor nãoResidente)	05.837142/0001-21	1	CZLT11	700	700
GAVEA MASTER INVESTIMENTO NO EXTERIOR - FIM	09289 155/0001-64	3	CZLT11	1,946	1,946
GBS FUNDO DE INVESTIMENTO MULTIMERCADO	07725.406/0001-80	3	CZLT11	13,559	13,559
GAVEA AÇÕESMASTER FUNDO DE INVESTIMENTO EM AÇOES	09.075535/0001.04	3	CZLT11	24,600	24,600
GAVEA MASTER PLUS FUNDO DE INVESTIMENTO MULTIMERCADO	08875.020/0001-18	3	CZLT11	27,464	27,464
MACRO GAVEA FI MULTIMERCADO	07.727585/0001-95	3	CZLT11	30,774	30,774
AT FUNDO DE INVESTIMENTO MULTIMERCADO	08,915923/0001-85	3	CZLT11	32,835	32,835
OS FUNDO DE INVESTIMENTO MULTIMERCADO	08626131/0001-90	3	CZLT11	34,266	34,266
BS FUNDO DE INVESTIMENTO DE AÇÕES	07725295/0001-02	3	CZLT11	149,300	149,300
GAVEA BRASIL MASTER FUNDO DE INVESTIMENTO MULTIMERCADO	09,289050/0001-05	3	CZLT11	163,305	163,305
BVP FUNDO DE INVESTIMENTO MULTIMERCADO	08620995/0001-03	3	CZLT11	357,158	367,458
BRADSEG FUNDO DE INVESTIMENTO MULTIMERCADO	09.536,118/0001-03	3	CZLT11	666,667	1,666,667
		Total	CZZ	17,932,519	36,932,519
		Total	CZLT11	1,502,574	2,512,874
		Total	CZZ+CZLT11	19,435,093	39,445,393

		Percentage holdings of Gávea
Shares issued		funds
		10/20/2008	10/27/2008
Cosan LTD (Class A):	174,355,341	11.15%	22.62%
Cosan LTD (Class A+B):	270,687,385	7.18%	14.57%

On October 27, 2008, the Gávea Funds held 39,445,393 class A common shares issued by the Company (“Class A Share”) and/or BDRs, each of which representing one Class A Share, totaling 22.62% of total Class A Shares.

The terms of said acquisition and Gávea Funds shareholdings were duly announced to the market through Material Facts published by the Company on October 2, 16 and 27 this year. The acquisitions represent a financial investment only and do not seek to alter the composition of the Company’s controlling block of shareholders or its administrative structure.

CONTACT: COSAN S.A. Indústria e Comércio

Investor Relations (IR)

Paulo Diniz, CFO and Investor Relations Officer Luiz Felipe Jansen Mello, Investor Relations Manager
Tel: (11) 3897-9797 E-mail:   ri@cosan.com.br website:   www.cosan.com.br/ir

Media Relations

Máquina da Notícia
Press Office Tel: (11) 3147-7900

The securities offered have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The securities offered will not be registered in any other jurisdiction.

Item 2

COSAN S.A. INDÚSTRIA E COMÉRCIO
Publicly-Held Company
C.N.P.J./M.F. nº 50.746.577/0001-15
N.I.R.E. 35.300.177.045

Announcement to the market

Result Of the Capital Increase by Private Subscription

São Paulo, November 10, 2008 – Cosan S.A. Indústria e Comércio (“COSAN” or “Company”) hereby announces the result of the capital increase by private subscription approved at the Board of Directors’ Meeting (“Board of Directors’ Meeting”) held on September 19, 2008, which approved the issuance of 55,000,000 common, registered, book-entry and nonpar shares, at an issue price of R$ 16.00 (sixteen reais), raising the capital stock in R$880,000,000.00.

COSAN announces that the minority shareholders exercised their subscription rights, amounting to a total of 6,518 shares which represented R$ 104,288.00 to the Company. Cosan Limited subscribed 54,993,482 shares representing R$ 879,895,712.00.

Cosan Limited, the Company’s controlling shareholder, expressed its intention at the Board of Directors’ Meeting to subscribe all unsubscribed shares of the capital increase, capitalizing COSAN with part of the resources obtained by means of its initial public offer in August of last year. The minority shareholders who expressed interest in the subscription of unsubscribed shares were able to, together with Cosan Limited, increase their participation in the Company’s share capital.

As a result of the Company’s capital increase and the subscription of unsubscribed shares, the Company informs that the composition of COSAN’s capital stock will be the following:

Shareholder	Common Shares	%
Cosan Limited	227,211,734	69.37
Others	100,336,298	30.63
Total	327,548,032	100.00

Pursuant to the Board of Directors’ Meeting, subscription warrants issued by the Company (“Subscription Warrant”) was granted as an additional benefit to the subscriber of each new share resulting from the capital increase, thus granting its holder the right to subscribe 0,6 (six tenths) of a common share until the date of its expiration, December 31, 2009. As previously disclosed in the Announcement to the Market of October 03, 2008, at this moment, the Subscription Warrants are not tradable in stock exchange. Nonetheless, the Company requested the registration for the negotiation of the Subscription Warrants to the Brazilian Securities and Exchange Commission (“CVM”) on October 07, 2008. In case such registration is approved, this will be disclosed by a new Announcement to the Market.

São Paulo, November 10, 2008.

Paulo Diniz
CFO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	November 11, 2008	By:	/s/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer